SUPPLEMENT
(To Prospectus Supplement dated February 23, 2007 to Prospectus dated December 18, 2006)

$381,278,000
(Approximate)

Bear Stearns Asset Backed Securities I Trust 2007-AC2

Issuing Entity

Asset-Backed Certificates, Series 2007-AC2

EMC Mortgage Corporation
Sponsor and Master Servicer

Bear Stearns Asset Backed Securities I LLC
Depositor

The following shall be added to the end of page S-3 of the prospectus supplement:

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a Relevant Member State), the Underwriter has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the Relevant Implementation Date) it has not made and will not make an offer of notes to the public in that Relevant Member State prior to the publication of a prospectus in relation to the notes which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of notes to the public in that Relevant Member State at any time:

(a)	to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

(b)
to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts; or

(c)	in any other circumstances which do not require the publication by the Issuing Entity of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of notes to the public” in relation to any notes in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the notes to be offered so as to enable an investor to decide to purchase or subscribe the notes, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and the expression Prospectus Directive means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

United Kingdom

The underwriter has represented and agreed that:

(a)
it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) received by it in connection with the issue or sale of the notes in circumstances in which Section 21(1) of the FSMA does not apply to the Issuing Entity; and

(b) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the notes in, from or otherwise involving the United Kingdom.

The paragraph under the caption “SUMMARY — Description of the Certificates — Denominations” on page S-6 of the prospectus supplement shall be deleted in its entirety and replaced with the following:

For each class of offered certificates (other than the Class A-2 Certificates), $100,000 and multiples of $1.00 in excess thereof, except that one certificate of each class may be issued in the remainder of the class. For the Class A-2 Certificates, $1,000 and multiples of $1.00 in excess thereof except that one certificate of such class may be issued in the remainder of the class.

The second paragraph under the caption “THE MASTER SERVICER” on page S-36 of the prospectus supplement shall be deleted in its entirety and replaced with the following:

In November 2006, EMC began acting in the capacity of master servicer as described in this prospectus supplement. As EMC has only been acting as master servicer since November 2006, the portfolio of mortgage loans master serviced by EMC at the present time is not substantial such that the portfolio information would be meaningful. However, EMC continues to implement policies and procedures to facilitate its master servicing business and has assembled a management team with years of experience and expertise in the residential mortgage servicing business. In addition, EMC has appointed personnel in other key management positions. EMC is planning to be reviewed by each of the Rating Agencies by August 30, 2007.

The fourth paragraph under the caption “DESCRIPTION OF THE CERTIFICATES — General” on pages S-45 and S-46 of the prospectus supplement shall be deleted in its entirety and replaced with the following:

The trust will issue the offered certificates (other than the Class A-2 Certificates and Class X Certificates) in book-entry form as described below, in minimum dollar denominations of $100,000 and integral multiples of $1.00 in excess thereof, except that one certificate of each class may be issued in the remainder of the class. The trust will issue the Class A-2 Certificates in book-entry form, as described below, in minimum dollar denominations of $1,000 and integral multiples of $1.00 in excess thereof, except that one Certificate of such class may be issued in the remainder of the class. The trust will issue the Class X Certificates in book-entry form as described below, in minimum notional amount dollar denominations of $100,000 and integral multiples of $1.00 in excess thereof, except that one Certificate of such class may be issued in the remainder of the class.

Bear, Stearns & Co. Inc.
The date of this supplement is February 28, 2007